KOLASCO CORP.
1005-63 CALLOWHILL DR.
TORONTO, ON, M9R 3L6
CANADA

August 16, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Kolasco Corp.'s - Registration Statement on Form S-1
    Amendment No. 4
    Filing No. 333-180459

Dear: Celeste M. Murphy

In response to your letter dated August 1, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT 1:

WE NOTE YOUR RESPONSE TO COMMENT 1 FROM OUR LETTER DATED JULY 20, 2012 INCLUDING YOUR RISK FACTOR DISCLOSURE AND REISSUE IN PART. PLEASE REVISE YOUR CRITICAL ACCOUNTING POLICY DISCLOSURE TO PROVIDE A STATEMENT SIMILAR TO THAT PROVIDED IN YOUR RISK FACTOR ON THE SAME POINT.

RESPONSE: Not applicable.

COMMENT 2:

PLEASE CLARIFY WHETHER YOUR INCEPTION DATE IS DECEMBER 1, 2010 OR DECEMBER 28, 2011 AND CORRECT REFERENCES THROUGHOUT YOUR FILING FOR THE APPROPRIATE DATE.

RESPONSE: We have clarified that out inception date is December 28, 2010 and corrected references throughout our filing.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-2

COMMENT 3:

YOU STATE ON PAGE II-3 THAT YOU ISSUED 400,000 OF THE 3,600,000 SHARES YOU HAVE OUTSTANDING AT MAY 31, 2012, ON DECEMBER 1, 2011. PLEASE RECONCILE THIS DISCLOSURE WITH DISCLOSURE ELSEWHERE IN YOUR FILING WHERE YOU STATE THAT THESE SHARES WERE ISSUED ON NOVEMBER 30, 2011, WITH ALL 3,600,000 SHARES OUTSTANDING FROM NOVEMBER 30, 2011.

RESPONSE: Reconciliation has been made.

Thank you.

Sincerely,


/s/ MYKOLA OGIR
----------------------------
MYKOLA OGIR
Director